FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of September 2012

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on September 21, 2012, by Panasonic Corporation (the registrant), announced about the damage to the Chinese manufacturing sites of the Panasonic group.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/S/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: September 21, 2012

September 21, 2012

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Atsushi Hinoki (Japan)	Haruhiko Sezaki (Japan)
Global Public Relations Office	Investor Relations
(Tel: +81-3-3574-5664)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
(Tel: +44-20-3008-6887)

About the Damage to the Chinese Manufacturing Sites of the Panasonic Group

Osaka, Japan, September 21, 2012 – The damage to the Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) group manufacturing sites caused by the anti-Japan demonstrators in China is as detailed below.

1. Injury to personnel

There were no injuries to personnel.

2. Damage to buildings and equipment, and negative impact on production

(1)	Industrial Devices Company, Qingdao factory (manufacturing electronic components such as switches)

There was damage to the building, equipment, etc. With safety as a priority, preparations to restart the operations at the factory are underway, but the restarting date is uncertain.

(2)	Industrial Devices Company, Suzhou factory (manufacturing printed-circuit board materials and printed-circuit boards)

Despite some damage to the building, equipment, etc., there was no major damage to production equipment. With safety as a priority, operations at the factory restarted from September 17.

(3)	Systems & Communications Company, Zhuhai factory (manufacturing fixed-line phone)

The factory has stopped operation and employees have stayed at home, since approximately 10 Chinese employees made a protest. The factory is preparing to restart the operations, after ensuring safety.

3. Forecast of effect by the damage to our business performances

Forecast of effect by the damage is uncertain at the moment. An announcement will be made promptly if a significant impact on Panasonic’s consolidated financial outlook for fiscal 2013 is foreseen.

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